Exhibit 6.7

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

AMENDMENT TO

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDMENT AGREEMENT (this “Amendment”), is entered into, effective as of November 28, 2020, by and between Hammitt, Inc., a California corporation (the “Company”) and Andrew Forbes, an individual, (“Executive”) (collectively, the “Parties”).

WHEREAS, the Company and Executive entered into an Executive Employment Agreement dated June 14, 2018 confirming the terms of employment of Executive effective as of November 27, 2017 (the “Agreement”); and

WHEREAS, the Company and Executive desire to extend the Term of said Agreement and confirm certain agreed upon changes through this Amendment, a written agreement entered into by the Parties, in compliance with Section 11 of the Agreement.

In consideration of the foregoing, of the mutual promises herein, and of other good and valuable consideration, the Parties hereto, intending legally to be bound, hereby agree to the following amendments to the Agreement:

1.       Term. Section 3.a. of the Agreement is amended to extend the Initial Term for an additional three (3) years, such additional three years representing the timeframe of November 28, 2020 to November 27, 2023. Thereafter, the Agreement shall automatically renew for subsequent one (1) year periods (each a “Renewal Term”) unless: (i) Executive's employment is terminated by either party in accordance with the terms of the Agreement or this Amendment; or (ii) either Party gives notice no less than thirty (30) days prior to the end of the Initial Term or any Renewal Term of its or his intent not to renew the Agreement.

2.       Termination. Section 3.b. of the Agreement is amended and replaced in its entirety to read as follows:

i.        General. If Executive’s employment is terminated for any reason during the Initial Term or any Renewal Term, Executive shall be entitled to receive Executive’s full base salary earned and accrued through the Date of Termination and not yet paid by the Company, any expenses incurred and not yet paid by the Company (the “Accrued Obligations”). All Accrued Obligations shall be paid in cash in a single lump sum as soon as practicable, but in no event more than thirty (30) days following the Date of Termination (or at such earlier date as may be required by law).

ii.            Termination by the Company. The Company may terminate Executive’s employment with or without Cause.

(1)           Cause. For purposes of this Agreement, “Cause” means (A) the failure by Executive to perform his duties as set forth in the Agreement, (B) any material breach by Executive of the terms and conditions of the Agreement, as amended, (C) the engaging by Executive in willful conduct which is injurious to the Company, monetarily or otherwise, (D) the conviction of Executive by a court of competent jurisdiction of, or pleaded guilty or nolo contendere to, any felony or any crime involving moral turpitude, or (E) the committing by Executive of a willful act of fraud, embezzlement, misappropriation or intentional breach of fiduciary duty against the Company or any other person; provided that in the case of the preceding clauses (A) and (B), the Company shall first have given Executive written notice identifying Executive’s failure or breach, and Executive shall have failed to satisfactorily cure such failure or breach within thirty (30) days after receiving such written notice from the Company. For purposes of this Section 3.b.ii. no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive in bad faith.

(2)           Without Cause. If the Company terminates Executive’s employment without Cause, Executive shall, in addition to the amounts provided in Section 3.b.i., be entitled to receive Executive’s base salary as in effect on the Date of Termination through the remainder of the Initial Term or, if the Date of Termination is after the Initial Term then through the remainder of the Renewal Term, payable in accordance with the payroll policies of the Company.

iii.            Termination for Good Reason. The Executive may terminate the Executive’s employment for Good Reason.

(1)           For purposes of this Agreement, “Good Reason” means any one of the following without the Executive’s consent: (A) any action by the Company which results in a material diminution of the Executive’s authority, duties or responsibilities (other than any insubstantial action not taken in bad faith and which is promptly cured by the Company, to the extent curable, upon notice by Executive); (B) a material breach by the Company of its obligations hereunder; provided that in the case of the preceding clauses (A) and (B), the Executive shall first have given the Company written notice identifying Company’s action or breach, and Company shall have failed to satisfactorily cure such failure or breach within thirty (30) days after receiving such written notice from the Executive.

(2)           If the Executive terminates Executive’s employment for Good Reason, Executive shall, in addition to the amounts provided in Section 3.b.i., be entitled to receive Executive’s base salary as in effect on the Date of Termination through the remainder of the Initial Term or, if the Date of Termination is after the Initial Term then through the remainder of the Renewal Term, payable in accordance with the payroll policies of the Company.

iv.            Notice of Termination. Any termination by the Company for Cause or without Cause and by any resignation by Executive shall be communicated by written notice (a “Notice of Termination”).

v.             Date of Termination. For the purpose of the Agreement, the term “Date of Termination” means (1) in the case of a termination for which a Notice of Termination is required, the date specified in such Notice of Termination (or, if later, the expiration of any applicable cure or notice period) and (2) in all other cases, the actual date on which Executive’s employment terminates.

3.        Effects of Termination. Section 3.c. of the Agreement is amended and replaced in its entirety to read as follows:

Effective as of any Date of Termination under this Section 3 or as of such earlier date as the Company may request following the receipt or delivery of a Notice of Termination, Executive’s employment hereunder shall terminate, he shall be deemed to have resigned from any office he then holds in the Company and hereby authorizes the Company to execute on his behalf any and all instruments of resignation necessary to effect the foregoing, and all rights and obligations of the Parties under the Agreement shall terminate, except which arose prior to or upon the termination of the Agreement or as otherwise required by law.

4.        Salary. Effective as of January 1, 2021, Section 4.a. of the Agreement is amended to provide that Executive shall be entitled to receive a base salary of $350,000 per annum for the calendar year 2021, to be increased on January 1, 2022 by a minimum of 7.5% of the Executive’s, and then to be increased on January 1, 2023 by a minimum of 7.5% of the Executive’s 2022 base salary, to be paid in accordance with Company’s normal payroll practices and procedures.

5.        Bonus. Section 4.c. of the Agreement is amended to provide an annual discretionary bonus based on achieving Company sales growth of 30%, 40%, and 50% of $20k, $40k, and $60k in years 2021, 2022, and 2023 respectively subject to maintaining a positive annual EBITDA.

6.         Incentive and Deferred Compensation. As agreed by the Parties, in addition to the stock options heretofore granted or shares heretofore issued to Executive by the Company pursuant to the Agreement or otherwise, the Company shall grant to Executive an Incentive Stock Option for 500,000 shares of Class A Common Stock at a price of $1.322 per share, and vesting in equal annual installments over three (3) years, beginning November 28, 2020, such that 167,000 options will vest on November 27, 2021, 167,000 options will vest on November 27, 2022, and 166,000 options will vest on November 27, 2023. Notwithstanding the above stated vesting schedule if the Executive’s employment is terminated for Good Reason or in the Event of a Change of Control (as defined below) all unvested options shall vest immediately.

“Change in Control” means the occurrence of any one or more of the following: (A) any merger or consolidation of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company’s Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or the liquidation or dissolution of the Company, or (C) individuals who would constitute a majority of the members of the Board elected at any meeting of shareholders or by written consent shall be elected to the Board and the election or the nomination for election by the shareholders of such directors was not approved by a vote of at least two-thirds of the directors in office immediately prior to such election.

7.            D&O Coverage. The Company shall maintain director’s and officer’s liability insurance coverage with an insurer of national reputation in an amount reasonably determined by the Board to adequately to cover any director or officer liability in accordance with policy terms and the Company’s customary form indemnification agreement.

8.            Notices. Any notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed given (a) on the same day if given by hand, (b) on the fifth business day after mailing if given by registered or certified mail, return receipt requested, postage prepaid, (c) on the next business day after it was deposited with the courier service if sent by reputable overnight courier for next business day delivery, addressed to Executive at Executive’s address (as noted on the signature page or as updated in the Company employee payroll files), or to Company at the 2101 Pacific Coast Hwy, Hermosa Beach, CA 90254.

9.            Consent to Jurisdiction and Venue. Section is amended to replace the words “Orange County” with “Los Angeles”.

Except as modified by this Amendment, all other provisions and obligations of the Agreement shall remain in full force and effect. Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

AGREED AND ACCEPTED as of the day and year first above written.

HAMMITT, INC.

By:	/s/ Anthony J. Drockton
Anthony J. Drockton, Chairman of the Board 2101 Pacific Coast Hwy
Hermosa Beach, CA 90254

ANDREW FORBES

/s/ Andrew Forbes
Andrew Forbes, an individual [_________________]
[_________________]

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